EXHIBIT 1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-165366 and File No. 333-170568 ) of State Auto Financial Corporation of our report dated March 20, 2014, with respect to the statements of net assets available for benefits as of December 31, 2013 and 2012 and the related statements of changes in net assets available for benefits for the years ended December 31, 2013, 2012 and 2011, of the State Auto Property & Casualty Insurance Company Incentive Deferred Compensation Plan, which report is incorporated by reference in this Annual Report on Form 11-K.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio
March 20, 2014